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CUSIP No. 648904200                     13D                  Page 1 of 6 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 4

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

 New World Restaurant Group, Inc. f/k/a New World Coffee - Manhattan Bagel, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    648904200
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 11, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


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_______________________________________________________________________________

CUSIP No.  648904200                  13D                    Page 2 of 6 Pages
_______________________________________________________________________________

    1.     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                BET ASSOCIATES, L.P. ("BET")
                23-2957243
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS:

                  BK, WC
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):                           [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |   Warrants to purchase 500,000 shares of Common Stock
BENEFICIALLY   |     |   Warrants to purchase 3,361,178 shares of Common Stock
  OWNED BY     |_____|________________________________________________________
   EACH        |     |
 REPORTING     |  8. |   SHARED VOTING POWER
PERSON WITH    |     |       -0- Shares
               |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |   Warrants to purchase 500,000 shares of Common Stock
               |     |   Warrants to purchase 3,361,178 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- Shares
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,861,178
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                22.1%(1)
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                PN
_____________________________________________________________________________


----------------
(1) Includes shares of common stock issuable to BET upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued to other persons.

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_______________________________________________________________________________

CUSIP No.  648904200                  13D                    Page 3 of 6 Pages
_______________________________________________________________________________

    1.     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

               BRUCE E. TOLL
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS:

                  PF, AF
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):                           [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

                  UNITED STATES OF AMERICA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |   219,250 shares of Common Stock
BENEFICIALLY   |     |   Warrants to purchase 3,861,178 shares of Common Stock
  OWNED BY     |     |   Warrants to purchase 24,500 shares of Common Stock
   EACH        |     |   Warrants to purchase 73,500 shares of Common Stock
 REPORTING     |_____|________________________________________________________
PERSON WITH    |     |
               |  8. |   SHARED VOTING POWER
               |     |       -0- Shares
               |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |   219,250 shares of Common Stock
               |     |   Warrants to purchase 3,861,178 shares of Common Stock
               |     |   Warrants to purchase 24,500 shares of Common Stock
               |     |   Warrants to purchase 73,500 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- Shares
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,178,428
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                24.0%(2)
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________


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(2) Includes share of common stock issuable to BET Associates, L.P., The Bruce
    E. Toll Family Trust and The Bruce E. and Robbi S. Toll Foundation upon exercise of their warrants, but does not include any other shares issuable upon exercise of warrants issued to other persons.


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_______________________________________________________________________________

CUSIP No.  648904200                  13D                    Page 4 of 6 Pages
_______________________________________________________________________________


ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 4 (the "Amendment") amends Schedule 13D-A which was filed on September 13, 2001, relating to the common stock (the "Common Stock") of New World Restaurant Group, Inc. f/k/a New World Coffee - Manhattan Bagel, Inc., a Delaware corporation ("New World"). The principal offices of New World are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) Bruce E. Toll with respect to shares which he may be deemed to beneficially own as Trustee of each of the Bruce E. Toll Family Trust and the Bruce E. Robbi S. Toll Foundation.

         (b) Mr. Toll's business address is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, the person referred to in paragraph (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, the person referred to in paragraph (a) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Mr. Toll purchased the securities reported herein with $250,000 of funds of The Bruce E. Toll Family Trust (the "Family Trust") with regard to the securities owned by the Family Trust and with $750,000 of funds of The Bruce E. and Robbi S. Toll Foundation (the "Foundation") with regard to the securities owned by the Foundation.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Toll has acquired the Issuer's securities for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business.

         Mr. Toll does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Bruce E. Toll as an individual beneficially owns 219,250 shares of Common Stock of New World.

         BET Associates, L.P. (the "Company") beneficially owns an aggregate of 3,861,178 shares (all 3,861,178 shares of which the Company may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 22.2% of the 17,391,450 shares of Common Stock outstanding as of November 5, 2001, giving effect to the issuance of the shares which the Company has the right to acquire upon exercise of its Warrants.

         The Family Trust beneficially owns an aggregate of 24,500 shares (all 24,500 shares of which the Family Trust may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 0.1% of the 17,391,450 shares of Common Stock outstanding as of November 5, 2001, giving effect to the issuance of the shares which the Family Trust has the right to acquire upon exercise of its warrants.


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CUSIP No.  648904200                  13D                    Page 5 of 6 Pages
_______________________________________________________________________________

         The Foundation beneficially owns an aggregate of 73,500 shares (all 73,500 shares of which the Foundation may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 0.4% of the 17,391,450 shares of Common Stock outstanding as of November 5, 2001, giving effect to the issuance of the shares which the Foundation has the right to acquire upon exercise of its warrants.

         In his individual capacity, as the general partner of the Company and the Trustee of each of the Family Trust and the Foundation, Mr. Toll beneficially owns an aggregate of 4,178,428 shares (representing 219,250 shares of Common Stock, 3,861,178 shares of which the Company may acquire upon exercise of its warrants, 24,500 shares of which the Family Trust may acquire upon exercise of its warrants and 73,500 shares of which the Foundation may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 24% of the 17,391,450 shares of Common Stock outstanding as of November 5, 2001, giving effect to the issuance of the shares which the Company, the Family Trust and the Foundation have the right to acquire upon exercise of their warrants.

         (b) In his individual capacity, as the general partner of the Company and the Trustee of each of the Family Trust and the Foundation, Mr. Toll has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company, the Family Trust and the Foundation have the right to acquire upon exercise of its warrants) beneficially owned by the Company, the Family Trust and the Foundation.

         (c) Other than as described in Items 3 and 4 above, Mr. Toll has not engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Item 4 of this Amendment, Mr. Toll does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.



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CUSIP No.  648904200                  13D                    Page 6 of 6 Pages
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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 10, 2002



/s/ Bruce E. Toll
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Bruce E. Toll